Exhibit 10.1

DESCRIPTION OF FISCAL 2005
CASH BONUS ARRANGEMENTS

Under the Pacific Sunwear 1999 Stock Award Plan, the Company may grant cash performance awards. In 2005, the Company established criteria for performance-based bonus awards under the 1999 Stock Award Plan for the following executive officers:

Name	Title
Greg H. Weaver	Chairman of the Board and Chief Executive Officer
Seth R. Johnson	Chief Operating Officer
Timothy M. Harmon	President, Chief Merchandising Officer
Gerald M. Chaney	Senior Vice President, Chief Financial Officer
Thomas Kennedy	Division President, PacSun

In addition, the Company established a cash bonus plan for other officers and certain other employees. In each case, all or part of the bonus awards payable are based on the achievement of net income goals for the Company.

The Compensation Committee established the performance goals for each of the executive officers, and recommended to the Board of Directors for its approval the performance goals for other officers and employees. This committee also established the formulae for purposes of determining the actual award (if any) payable to such officers and employees assuming the performance goals are achieved.

The amount of the bonus payable to each of Mr. Weaver and Mr. Johnson is based solely on the Company’s level of net income for fiscal 2005. For each of the other participants, the primary portion of the bonus payable is based on the Company’s net income for fiscal 2005 and the remaining portion is discretionary based on individual performance.